REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40408

Global-E Online Ltd.
(Translation of registrant’s name into English)

9 HaPsagot St.,

Petah-Tikva 4951041, Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

An Annual General Meeting of Shareholders of Global-E Online Ltd. (the “Company”), will be held on Thursday, June 20, 2024, at 4:00 p.m. (Israel time), at 9 HaPsagot, building D, Petah-Tikva, 4951041, Israel. In connection with the Annual General Meeting of Shareholders, the Company hereby furnishes the following documents:

(i)
Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

This Form 6-K and related exhibits are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-256403).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on June 20, 2024

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on June 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global-E Online Ltd.

Date: May 10, 2024	By:	/s/ Amir Schlachet
	Name:	Amir Schlachet
	Title:	Chief Executive Officer